

July 22, 2015

Via E-mail
Edward A. Stokx
Chief Financial Officer
PS Business Parks, Inc.
701 Western Avenue
Glendale, California 91201

> **Re: PS Business Parks, Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed February 20, 2015**
> **File No. 001-10709**

Dear Mr. Stokx:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Item 2. Properties, page 17

1. We note that leases expiring by the end of the current and next fiscal year represent approximately 25.7% and 22.8% of annualized rental income. We also note disclosure on page 25 indicating that while new rental rates improved over expiring rental rates on an aggregate basis, you experienced declining rental rates in certain regions, including Virginia, Maryland and Orange County. In future filings, to the extent material, please address the relationship between market rents and expiring rents based on the regions in which you have material leases expiring at the end of the current fiscal year. In addition, to the extent material, please disclose if you have a concentration of expiring leases in particular regions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Edward A. Stokx
PS Business Parks, Inc.
July 22, 2015
Page 2

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Staff Attorney